SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

November 15, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	SunPower Corporation Registration on Form S-1 (File No. 333-127854)

Dear Ladies and Gentlemen:

As counsel to Credit Suisse First Boston LLC (“CSFB”), Lehman Brothers Inc. (“Lehman”), SG Cowen & Co. LLC and First Albany Capital Inc., as representatives of the several underwriters of the above-referenced offering, we hereby confirm that we have been informed by CSFB and Lehman, as joint book runners, that that the price range of such offering will be increased by $4.00 to be between $16.00 and $18.00 per share. CSFB and Lehman represent that they (i) will communicate this information to all investors to whom they expect to confirm sales prior to confirming any such sales and (ii) will inform all underwriting syndicate members of their obligations to do the same.

Please feel free to contact Thomas Ivey at (650) 470-4522 with any questions you may have regarding this matter

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

By:	/s/ Thomas J. Ivey
Thomas J. Ivey